AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
JUNE 30, 2015 and 2014

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	June 30,	March 31,
	2015	2015
	(unaudited)

ASSETS

Current assets
Cash and cash equivalents (note 3)	$182,496	$489,150
Amounts receivable and other assets (note 5)	945,562	971,890
Marketable securities (note 6)	54,708	59,841
	1,182,766	1,520,881

Non-current assets
Restricted cash (note 4)	234,566	234,198
Amounts receivable (note 5)	15,000	–
	249,566	234,198

Total assets	$1,432,332	$1,755,079

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$53,055	$66,299
Balance due to a related party (note 11(b))	260,568	212,642
Loans payable to director (note 9)	1,250,000	1,000,000
	1,563,623	1,278,941

Shareholders' equity
Share capital (note 10)	58,967,910	58,955,410
Reserves	5,063,566	5,068,700
Accumulated deficit	(64,162,767)	(63,547,972)
	(131,291)	476,138

Total liabilities and shareholders' equity	$1,432,332	$1,755,079

Nature of operations and going concern (note 1)
Event after the reporting period (note 9)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Three months ended June 30,
	2015	2014
		(note 2(b))

Expenses
Exploration and evaluation (notes 11, 13)	$265,359	$187,061
Assays and analysis	1,700	15,261
Geological	69,162	107,993
Geological - mineral exploration tax credits	(15,000)	(24,192)
Property costs and assessments	52,698	56,500
Site activities	3,475	3,927
Socioeconomic	152,203	25,351
Travel and accommodation	1,121	2,221

Administration (notes 11, 13)	337,597	287,671
Legal, accounting and audit	3,258	952
Office and administration	297,430	276,536
Shareholder communication	20,257	4,491
Travel and accommodation	6,333	4,785
Trust and regulatory	10,319	907

	602,956	474,732
Other items
Interest income	(1,452)	(14,976)
Interest expense on loans payable to director (note 9)	13,597	–
Foreign exchange loss	24	36
Gain on disposition of AFS financial assets (note 6)	(330)	(13,281)
Loss for the period	$614,795	$446,511

Basic and diluted loss per common share	$0.00	$0.00

Weighted average number of common shares outstanding	141,352,632	138,737,248

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,
	2015	2014

Loss for the period	$614,795	$446,511

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Revaluation of AFS financial assets (note 6)	4,804	7,344
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	330	13,445
Total other comprehensive loss for the period	5,134	20,789

Comprehensive loss for the period	$619,929	$467,300

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital			Reserves

			Share-based	Investment	Share
	Number		payments	revaluation	warrants
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2014	138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725
Issuance of common shares pursuant to mineral property agreements (note 10(a))	100,000	6,500	–	–	–	–	6,500
Total other comprehensive loss	–	–	–	(20,789)	–	–	(20,789)
Loss for the period	–	–	–	–	–	(446,511)	(446,511)
Balance at June 30, 2014	138,824,061	$58,767,910	$2,202,640	$68,614	$2,811,220	$(59,110,459)	$4,739,925

Balance at April 1, 2015	141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138
Issuance of common shares pursuant to mineral property agreements (note 10(a))	100,000	12,500	–	–	–	–	12,500
Total other comprehensive loss	–	–	–	(5,134)	–	–	(5,134)
Loss for the period	–	–	–	–	–	(614,795)	(614,795)
Balance at June 30, 2015	141,424,061	$58,967,910	$2,202,640	$49,706	$2,811,220	$(64,162,767)	$(131,291)

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,
	2015	2014

Operating activities
Loss for the period	$(614,795)	$(446,511)
Adjustments for:
Interest income	(1,452)	(14,976)
Interest expense on loans payable to director (note 9)	13,597	–
Common shares issued, included in exploration expenses (note 10(a))	12,500	6,500
Gain on disposal of AFS financial assets (note 6)	(330)	(13,281)
Changes in working capital items
Amounts receivable and other assets	11,328	(37,578)
Restricted cash	(368)	(261)
Accounts payable and accrued liabilities	(13,245)	(3,467)
Balances due to related parties	47,926	(8,457)
Net cash used in operating activities	(544,839)	(518,031)

Investing activities
Interest received	1,452	14,976
Proceeds from disposition of AFS financial assets, net (note 6)	330	15,056
Net cash provided by investing activities	1,782	30,032

Financing activities
Loan payable to director (note 9)	250,000	–
Interest paid on loans payable to director (note 9)	(13,597)	–
Net cash provided by financing activities	236,403	–

Net decrease in cash and cash equivalents	(306,654)	(487,999)
Cash and cash equivalents, beginning of the period	489,150	4,772,772
Cash and cash equivalents, end of the period (note 3)	$182,496	$4,284,773

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 10(a))	$12,500	$6,500

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia (“BC”), and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in BC. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These condensed interim financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has a history of losses with no operating revenue, an accumulated deficit at June 30, 2015 of $64 million (March 31, 2015 – $64 million), and a working capital deficit at June 30, 2015 of $0.4 million (March 31, 2015 – $0.2 million working capital).

The Company will need to seek additional financing to meet its exploration and development objectives. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to reevaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (IFRIC). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2015. Results for the reporting period ended June 30, 2015 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements on August 20, 2015 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	June 30,	March 31,
	2015	2015
Current
Value added taxes refundable	$26,714	$30,426
Prepaid insurance	38,848	61,464
British Columbia Mineral Exploration Tax Credits (“METC”)	880,000	880,000
Total current	$945,562	$971,890

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

	June 30,	March 31,
	2015	2015
Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$15,000	$–

6.	MARKETABLE SECURITIES

As at June 30, 2015 and March 31, 2015, the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale (“AFS”) financial assets and are carried at fair value.

During the three months ended June 30, 2015, the Company sold marketable securities with a carrying amount of nil (2014 – $1,775) for total net proceeds of $330 (2014 – $15,056) and recognized a gain of $330 (2014 – $13,281).

7.	MINERAL PROPERTY INTERESTS

All of the Company's active exploration properties are located in British Columbia, Canada. The following is a summary of the Company’s material properties.

(a)	IKE Property

The Company holds a 100% interest in the IKE property, which is located approximately 40 kilometres northwest of Gold Bridge, British Columbia. The Company acquired its interest in the IKE property pursuant to mineral property option agreements whereby the Company made cash payments totalling $205,000, issued 300,000 Amarc common shares, and incurred exploration expenditures of $1,855,697 on the property.

Amarc has further agreed that upon completion of a positive feasibility study, it will issue 500,000 common shares in total to the former owners of the IKE property (the “Former Owners”).

Oxford Resources Inc., a former party to the IKE property’s mineral property option agreements, holds a 1% net smelter return (“NSR”) royalty that can be purchased at any time for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion).

The Former Owners hold a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million (of which $1 million is payable in cash, and the remainder in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc also has the right to purchase the remaining half of the royalty (1%) for $2 million (of which $1 million is payable in cash, and the remainder in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due to the Former Owners annually commencing on December 31, 2015.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Galore Property

In July 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1,500,000 of which may be comprised of recordable assessment credits and not cash expenditures incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option, Amarc and Galore Resources have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased by the Company for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased by the Company at any time until December 31, 2024 for $400,000 less any amounts in respect of net profits interest royalty already paid.

(c)	Granite Property

In November 2014, the Company acquired a 100% interest in the Granite property by making staged cash payments totalling $400,000 pursuant to a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest").

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.

(d)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia.

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% NSR royalty, of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR royalty is subject to a right of first refusal.

(e)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

Certain mineral claims are subject to a 2% NSR royalty, which royalty may be purchased at any time by Amarc for $2 million. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(f)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo, Hubble, Franklin, and Darwin.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	March 31,
	2015	2015
Accounts payable	$30,055	$11,115
Accrued liabilities	23,000	55,184
Total	$53,055	$66,299

9.	LOANS PAYABLE TO DIRECTOR

Balance, April 1, 2014	$–
Loan provided by director on November 26, 2014	1,000,000
Balance, March 31, 2015	1,000,000
Loan provided by director on June 1, 2015	250,000
Balance, June 30, 2015	$1,250,000

On November 26, 2014, Amarc entered into a loan agreement with a director of the Company, Robert Dickinson, pursuant to which the Company borrowed $1,000,000 from Mr. Dickinson (the “Loan”). The Loan is unsecured and has a maturity date of November 26, 2015. Interest on the Loan is payable at the prime rate plus 2% per annum, and is compounded and payable quarterly in arrears.

On June 1, 2015, Amarc and Mr. Dickinson entered into an additional loan agreement pursuant to which the Company borrowed $250,000 from the director (the “Second Loan”). The Second Loan is unsecured and has a maturity date of June 1, 2016. Interest on the Second Loan is payable at 6% per annum, calculated monthly and is payable quarterly in arrears.

Subsequent to the end of the reporting period, in August 2015, the Company received a loan from a director of the Company, Robert Dickinson, in the amount of $300,000. The loan is unsecured and has a maturity date of August 17, 2016. Interest on the loan is payable at 10% per annum, calculated monthly and is payable quarterly in arrears.

10.	CAPITAL AND RESERVES

(a)	Issuance of common shares pursuant to acquisition of mineral property interests

During the three months ended June 30, 2015, the Company issued 100,000 common shares with an estimated fair value of $12,500 (three months ended June 30, 2014 – 100,000 common shares with an estimated fair value of $6,500) pursuant to a mineral property agreement in respect of the IKE property (note 7(a)).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

	Three months ended		Three months ended
Share purchase options	June 30, 2015		June 30, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options exercise price
Outstanding – beginning of period	3,051,300	$0.32	5,155,900	$0.32
Forfeited	–	–	(11,100)	$0.32
Outstanding – end of period	3,051,300	$0.32	5,144,800	$0.32
Exercisable – end of period	3,051,300	$0.32	5,144,800	$0.32

Awards typically vest in several tranches ranging from 6 months to 18 months.

The following table summarizes information on the Company's share purchase options outstanding as at June 30, 2015 and March 31, 2015:

	June 30, 2015		March 31, 2015
	Number of share		Number of share
	purchase options	Remaining	purchase options	Remaining
	outstanding and	contractual	outstanding and	contractual
Exercise price	exercisable	life (years)	exercisable	life (years)
$0.32	3,051,300	1.2	3,051,300	1.5

11.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

Transactions with key management personnel were as follows:

Remuneration for services rendered	Three months ended June 30,
	2015	2014
Short-term employee benefits	$76,395	$64,003
Total	$76,395	$64,003

Short-term employee benefits include salaries, directors’ fees and amounts paid to HDSI (note 11(b)(i)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers for the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

During the current reporting period, the Company received a loan from a director of the Company. Balances outstanding and the terms of the loan are presented in note 9.

(b)	Balances and transactions with related entities

Balances due to related parties	June 30,	March 31,
	2015	2015
Balance due to entity with significant influence (note 11(b)(i))	$260,568	$212,642

The following is a summary of transactions with related entities that occurred during the reporting period:

Transactions with related entities	Three months ended June 30,
	2015	2014
Services received from HDSI (note 11(b)(i)):
HDSI employee time charges, based on annually set rates	$348,517	$290,720
Key management personnel fees	62,400	49,900
Information technology services and maintenance fees	36,000	30,900
	$446,917	$371,520

Reimbursement of third party expenses to HDSI	$12,042	$2,482

(i)	Entity with significant influence over the Company

Management has concluded that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	President	Employee
Ronald Thiessen	Director, Chief Executive Officer	Director
Trevor Thomas	Corporate Secretary	Employee

Pursuant to certain management agreements between the Company and HDSI, the Company receives technical, geological, corporate communications, regulatory compliance, and administrative and management services from HDSI. HDSI also incurs third party costs on behalf of the Company.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2015 and 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at June 30, 2015, the Company had unused non-capital loss carry forwards of approximately $13.8 million (March 31, 2015 – $13.3 million) in Canada.

As at June 30, 2015, the Company had resource tax pools of approximately $24.7 million (March 31, 2015 – $24.5 million) available in Canada, which may be carried forward and utilized to reduce future taxes related to certain resource income.

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Three months ended June 30,
	2015	2014
Salaries and benefits included in:
Exploration and evaluation	$174,506	$130,902
Office and administration	230,602	214,985
Shareholder communication	19,805	4,050
Total	$424,913	$349,937